Exhibit 99.1

Medigus Announces Six Months Financial Results

OMER, Israel - August 31, 2020 - Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today its financial results for the first half-year period ended June 30, 2020.

The Company reported IFRS loss of $3.6 million and non-IFRS net loss of $3 million for the six months ended June 30, 2020.

Recent Highlights:

●	On February 18, 2020, the Company purchased 2,284,865 shares of Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) (“Matomy”) representing 2.32% of its issued and outstanding share capital. On March 24, 2020, the Company completed an additional purchase of 22,326,246 shares of Matomy, raising the Company aggregate holdings in Matomy to 24.99% of Matomy’s issued and outstanding share capital.

●	On March 6, 2020, the Company announced that ScoutCam, Inc. (OTC: SCTC) (“ScoutCam”), the Company’s majority owned subsidiary, closed an investment round in which ScoutCam raised $948,400.

●	On May 19, 2020, the Company announced that ScoutCam entered into and consummated a securities purchase agreement with M. Arkin (1999) Ltd. in connection with an investment of $2 million.

●	On May 19, 2020, the Company entered into an underwriting agreement with ThinkEquity, a division of Fordham Financial Management (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment public offering: (i) 575,001 ADSs for a public offering price of $1.50 per ADS, and (ii) 2,758,333 pre-funded warrants to purchase one ADS at a public offering price of $1.499, with an exercise price of $0.001. The immediate proceeds, gross and net of issuance expenses, from such securities issuance aggregated to approximately $5 million and $4.4 million, respectively.

●	On June 23, 2020, the Company entered into and consummated a Side Letter Agreement with ScoutCam, whereby the parties agreed to convert, at a conversion price of $0.484, an outstanding line of credit previously extended by the Company to ScoutCam, which as of the date of conversion amounted to $381,136, into (i) 787,471 shares of ScoutCam’s common stock, par value $0.001 per share, or the Common Stock, (ii) warrants to purchase 393,736 shares of Common Stock with an exercise price of $0.595, and (iii) warrants to purchase 787,471 shares of Common Stock with an exercise price of $0.893.

●	On July 15, 2020, the Company entered into a reseller agreement with Polyrizon Ltd. (“Polyrizon”), a private company engaged in developing biological gels for the purpose of protecting patients against biological threats, and preventing intrusion of allergens and viruses through the upper airways and eye cavities. As part of the reseller agreement the Company received an exclusive global license to resell the Polyrizon products, focusing on a unique Biogel for the protection from COVID-19 virus. The term of the license will be for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. The Company shall have the right to purchase the Polyrizon products on a cost plus 15% basis for the purpose of reselling the products worldwide. In consideration for the license, Polyrizon shall be entitled to receive annual royalty payments equal to 10% of the Company’s annualized operating profit arising from the sale of the products.

●	In addition, On July 15, 2020, the Company and Polyrizon signed an ordinary share purchase agreement. The agreement includes investment of $10,000 and a loan of $94,000 that will be extended to Polyrizon. Pursuant to the investment, the Company was issued shares representing 19.9% of the issued and outstanding share capital of Polyrizon, on a fully diluted basis excluding outstanding deferred shares. In addition, the Company was granted the option, exercisable at the Company’s sole discretion, to invest an additional investment amount of $1,000,000, in consideration for shares of Polyrizon such that following the additional investment, the Company will own 51% of Polyrizon on a fully diluted basis excluding outstanding deferred shares. The option is exercisable until the earlier of April 23, 2023 or the consummation by Polyrizon of equity financing of at least $500,000 based on a pre-money valuation of at least $10,000,000.

Six months Financial Results:

●	Revenues for the six months ended June 30, 2020 were $73,000, a decrease of 49% compared to the six months ended June 30, 2019.

●	Research and development expenses for the six months ended June 30, 2020 were $356,000, a decrease of 24% compared to the six months ended June 30, 2019. The decrease was primarily due to the Company’s decision to cease the MUSE™ operation.

●	Sales and marketing expenses for the six months ended June 30, 2020 were $213,000, a decrease of 8% compared to the six months ended June 30, 2019.

●	General and administrative expenses for the six months ended June 30, 2020 were $2,639,000, an increase of 126% compared to the six months ended June 30, 2019. The increase was primarily due to an increase in payroll expenses, as a result of an increase in share based compensation, the hiring of additional employees and an increase in professional services. The increase in professional services are a result of the reorganization, following which ScoutCam began to operate as an independent company and business unit.

●	IFRS loss for the six months ended June 30, 2020 was $3,599,000, compared to IFRS loss of $1,804,000 for the six months ended June 30, 2019. The increase is attributed mainly to an increase in general and administrative expenses as described above, net loss in fair value of financial assets at fair value through profit or loss, share of net loss of associate accounted for using the equity method and a listing expense partially offset by an increase in income from changes in fair value of warrants issued to investors.

●	Non-IFRS loss for the six months ended June 30, 2020 was $2,962,000, compared to Non-IFRS loss of $1,645,000 for the six months ended June 30, 2019. The increase is attributed mainly to an increase in general and administrative expenses as described above, net loss in fair value of financial assets at fair value through profit or loss and share of net loss of associate accounted for using the equity method,

●	Non-IFRS results exclude the effect of stock-based compensation expenses, revaluation of warrants at fair value and listing expenses.

	Six months ended June 30,
(thousands of U.S. dollars)	2020	2019
IFRS Results
Loss for the year	$(3,599)	$(1,804)
Non-IFRS Results
Loss for the year	$(2,962)	$(1,645)

Balance Sheet Highlights:

●	Cash and cash equivalents totaled $10.2 million as of June 30, 2020, compared to $7 million on December 31, 2019.

●	Investment in Gix Internet (formerly known as Algomizer) Group totaled $4.3 million as of June 30, 2020, compared to $4.8 million. The decrease is attributed primarily to the decrease in fair value of Linkury’s shares.

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●	Investment in Matomy totaled $1.1 million as of June 30, 2020.

●	IFRS equity totaled $13.4 million as of June 30, 2020, compared to $8.1 million as of December 31, 2019.

●	Non-IFRS equity totaled $13.2 million as of June 30, 2020, compared to $18.1 million as of December 31, 2019.

A reconciliation between IFRS equity results and non-IFRS equity results is provided following the financial statements that are part of this release. Non-IFRS results exclude revaluation of warrants at fair value, amortization of excess purchase price of an associate and listing expenses.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of excess purchase price of an associate and listing expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the Company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

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MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	10,172	7,036
Accounts receivables - trade	26	22
Inventory	1,239	900
Other current assets	616	321
	12,053	8,279

NON-CURRENT ASSETS:
Property and equipment, net	332	137
Right-of-use assets, net	135	153
Investments accounted for using the equity method	2,069	1,149
Financial assets at fair value through profit or loss	3,309	3,616
	5,845	5,055

TOTAL ASSETS	17,898	13,334

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MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables – trade	311	75
Lease liabilities	85	119
Warrants at fair value	588	1,459
Contract liability	2,472	502
Accrued compensation expenses	497	607
Other current liabilities	450	603
	4,403	3,365
NON-CURRENT LIABILITIES:
Lease liabilities	53	33
Contract liability	-	1,800
Retirement benefit obligation, net	5	5
	58	1,838
TOTAL LIABILITIES	4,461	5,203

SHAREHOLDERS’ EQUITY:
Share capital – ordinary shares of NIS 1.00 par value: authorized – June 30, 2020 and December 31,2019 – 250,000,000 shares; issued and outstanding - June 30, 2020 – 128,818,758 shares December 31, 2019 – 82,598,738 shares	36,014	22,802
Share premium	38,210	47,873
Other capital reserves	13,430	12,492
Warrants	1,802	197
Accumulated deficit	(79,210)	(76,657)
Equity attributable to owners of Medigus Ltd.	10,246	6,707
Non-controlling interests	3,191	1,424
TOTAL SHAREHOLDERS’ EQUITY	13,437	8,131

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,898	13,334

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MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

	Six months ended		Year ended
	June 30,		December 31,
	2020	2019	2019
	Unaudited		Audited
	USD in thousands
Revenues:
Products	69	59	188
Services	4	85	85
	73	144	273
Cost of revenues:
Products	276	157	370
Services	-	85	85
	276	242	455

Gross Loss	(203)	(98)	(182)
Research and development expenses	(356)	(471)	(609)
Sales and marketing expenses	(213)	(232)	(326)
General and administrative expenses	(2,639)	(1,168)	(3,081)
Net change in fair value of financial assets at fair value through profit or loss	(323)	-	92
Share of net loss of associate accounted for using the equity method	(138)	-	(216)
Amortization of excess purchase price of an associate	(546)	-	-
Listing expenses	-	-	(10,098)
Operating loss	(4,418)	(1,969)	(14,420)
Changes in fair value of warrants issued to investors	789	7	142
Financial income in respect of deposits, bank commissions and exchange differences, net	30	154	99
Financial income, net	819	161	241
Loss before taxes on income	(3,599)	(1,808)	(14,179)
Tax benefit	-	4	1
Total comprehensive loss for the period	(3,599)	(1,804)	(14,178)

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MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2020	2019
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(2,907)	(2,013)
Interest received	13	56
Interest paid	(8)	-
Income tax paid	-	(3)
Net cash flow used in operating activities	(2,902)	(1,960)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(233)	(1)
Payments for acquisitions of associate and financial assets at fair value through profit or loss	(1,616)	-
Net cash flow generated from (used in) investing activities	(1,849)	(1)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of shares and warrants, net of issuance costs of Subsidiary	2,858	-
Principal elements of lease liability	(60)	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuance costs	5,044	-
Net cash flow generated from financing activities	7,842	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,091	(1,961)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	7,036	10,625
GAIN FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	45	123
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	10,172	8,787

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MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed consolidated statements of cash flows:

	Six months ended
	June 30,
	2020	2019
	Unaudited
	USD in thousands
Net cash used in operations:
Loss for the period before taxes on income	(3,599)	(1,808)
Adjustment in respect of:
Retirement benefit obligation, net	-	(74)
Gain from exchange differences on cash and cash equivalents	(45)	(123)
Depreciation and amortization	102	11
Interest received	(13)	(56)
Interest expenses	8	-
Profit on change in the fair value of warrants issued to investors	(789)	(7)
Stock-based compensation in connection with options granted to employees and service providers	880	166
Net change in the fair value of financial assets at fair value through profit or loss	323	-
Share of losses of associate company	138	-
Amortization of excess purchase price of an associate	546	-

Changes in operating asset and liability items:
Increase in accounts receivable - trade	(4)	(4)
Decrease (increase) in other current assets	(295)	39
Increase (decrease) in accounts payables - trade and customer advance payment	236	(161)
Decrease in accrued compensation expenses	(110)	(181)
Increase in contract liabilities	170	583
Decrease in other current liabilities	(153)	(90)
Increase in inventory	(302)	(308)
Net cash used in operations	(2,907)	(2,013)

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MEDIGUS LTD.

SUPPLEMENTAL RECONCILIATION OF IFRS TO NON-IFRS EQUITY

U.S. dollars in thousands

	As of June 30, 2020	As of June 30, 2019	As of December 31, 2019
IFRS equity	13,437	6,441	8,131
Revaluation of warrants at fair value	(789)	(7)	(142)
Amortization of excess purchase price of an associate	546	-	-
Listing expenses	-	-	10,098
Non-IFRS equity	13,194	6,434	18,087

MEDIGUS LTD.

SUPPLEMENTAL RECONCILIATION OF IFRS TO NON-IFRS RESULTS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
IFRS operating loss	(4,418)	(1,969)
Stock-based compensation	880	166
Amortization of excess purchase price of an associate	546	-
Non-IFRS operating loss	(3,014)	(1,803)

IFRS Financing income, net	819	161
Revaluation of warrants at fair value	(789)	(7)
Non-IFRS Financing income, net	30	154

IFRS loss for the year	(3,599)	(1,804)
Stock-based compensation expenses	880	166
Amortization of excess purchase price of an associate	546	-
Revaluation of warrants at fair value	(789)	(7)
Non-IFRS net loss	(2,962)	(1,645)

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